UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate	140 East 45th Street, 10th Floor
London EC2M 3TQ	New York, New York 10017
United Kingdom	(212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-278953) and Form F-3 (File Nos. 333-286884 and 333-289203) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

Annual General Meeting Results

At the Annual General Meeting (“AGM”) of Marex Group plc (the “Company”), held on 21 May 2026 at Riverbank House, 2 Swan Lane, London, United Kingdom, EC4R 3GA, the resolutions set out in the Notice of AGM dated 10 April 2026, which was furnished on a Form 6-K with the Securities and Exchange Commission on 10 April 2026, were passed by the requisite amount of votes.

Resolutions 1 to 12 (inclusive), 14 to 15 (inclusive), were each passed as ordinary resolutions. Resolution 13 was passed as a special resolution. A poll was held on each of these resolutions.

The full text of the resolutions, along with the explanatory notes, is set out in the Notice of AGM, which is available on the Company’s website: https://www.marex.com/investors/events/annual-general-meeting-2026 together with the poll results.

Court Meeting and General Meeting Results

At the Court Meeting and General Meetings of the Company, held on 21 May 2026 at Riverbank House, 2 Swan Lane, London, United Kingdom, EC4R 3GA, the resolutions set out in the Scheme Circular and related Notices of Court Meeting and General Meeting dated 10 April 2026, which were furnished on a Form 6-K with the Securities and Exchange Commission on 10 April 2026, were passed by the requisite amount of votes.

Resolution 1 of the Court Meeting was passed as a resolution pursuant to Part 26 of the UK Companies Act 2006. Resolutions 1 to 5 (inclusive) of the General Meeting were passed as special resolutions. A poll was held on each of these resolutions.

The full text of the resolutions, along with the explanatory notes, is set out in the Scheme Circular and related Notices of Court Meeting and General Meeting, which is available on the Company’s website: https://www.marex.com/proposed-redomiciliation-to-bermuda-from-england-and-wales together with the poll results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: 22 May 2026	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer